SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                           For the month of April 2002


                          Orthofix International, N.V.
                 (Translation of registrant's name into English)


                             7 Abraham de Veerstraat
                                     Curacao
                              Netherlands Antilles
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F     X      Form 40-F
                         ---------            ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes        No    X
                                                               -----     ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                         Orthofix announces results for
                     the first quarter ending March 31, 2002

HUNTERSVILLE, N.C., April 25, 2002-- Orthofix International N.V. (NASDAQ: OFIX) announced results for the first quarter ending March 31, 2002 (unaudited).

ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED INCOME STATEMENTS
In thousands, except per share and share data

                                                      For the three months
                                                --------------------------------
                                                          ended March 31
                                                --------------------------------
                                                     2002              2001
                                                -------------      -------------
                                                 (Unaudited)       (Unaudited)

Net sales                                       $     41,595            38,470
Cost of sales                                          9,911            10,086
                                                -------------      -------------
     Gross profit                                     31,684            28,384
                                                -------------      -------------

Operating expenses
     Sales and marketing                              15,084            14,084
     General and administrative                        4,145             3,888
     Research and development                          2,132             1,812
     Amortization                                        165             1,018
                                                -------------      -------------
                                                      21,526            20,802
                                                -------------      -------------

     Operating income                                 10,158             7,582

Other income                                            (275)              168
                                                -------------      -------------
     Net income before income tax                      9,883             7,750
       and minority interests
Income tax expense                                    (2,905)           (2,304)
                                                -------------      -------------
Net income before minority interests                   6,978             5,446
Minority interests                                      (388)             (515)
                                                -------------      -------------
     Net income                                 $      6,590       $     4,931
                                                -------------      -------------

     Net income per common share - diluted      $       0.44       $      0.34

Weighted average number of common
  shares outstanding - diluted                    15,000,213        14,424,926

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ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS
In thousands

                                                    As of              As of
                                                -------------      -------------
                                                  March 31,        December 31,
                                                -------------      -------------
                                                     2002              2001
                                                -------------      -------------
                                                 (Unaudited)       (Unaudited)

Assets
Current assets:
     Cash and cash equivalents                  $     31,589       $    34,273
     Trade accounts receivable                        47,435            46,111
     Inventory                                        20,171            19,249
     Deferred income taxes                             4,049             4,049
     Other current assets                              8,911             8,729
                                                -------------      -------------
        Total current assets                         112,155           112,411

Securities and other investments                       5,478             2,846
Property, plant and equipment, net                    12,458            12,580
Intangible assets, net                                60,204            60,824
Long-term deferred income taxes                          454               253
                                                -------------      -------------
        Total assets                            $    190,749       $   188,914
                                                =============      =============

Liabilities and shareholders' equity
Current liabilities:
     Bank borrowings                            $      3,197       $     3,980
     Current portion of long-term debt                   573               740
     Trade accounts payable                            7,365             7,872
     Other current liabilities                        24,825            25,460
                                                -------------      -------------
        Total current liabilities                     35,960            38,052

Long-term debt                                           471               840
Deferred income taxes                                  1,312             1,236
Deferred income                                        2,500             2,500
Other long-term liabilities                              186               177
Deferred compensation                                    707               680
                                                -------------      -------------
        Total liabilities                             41,136            43,485
                                                -------------      -------------

Minority interests                                     7,518             7,327

Shareholders' equity
     Common shares                                     1,391             1,384
     Additional paid-in capital                       69,325            68,466
     Less:  Treasury shares, at cost                 (25,368)          (22,297)
                                                -------------      -------------
                                                      45,348            47,553
     Retained earnings                               103,871            97,281
     Accumulated other comprehensive income           (7,124)           (6,732)
                                                -------------      -------------
        Total shareholders' equity                   142,095           138,102
                                                -------------      -------------
        Total liabilities, minority
          interests and shareholders' equity     $   190,749       $   188,914
                                                =============      =============

ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

                                                      For the three months
                                                          ended March 31,
                                                --------------------------------
                                                     2002              2001
                                                -------------      -------------
                                                 (Unaudited)       (Unaudited)
                                                -------------      -------------

Net cash provided by operating activities       $      4,936       $     1,734
                                                -------------      -------------

Cash flows from investing activities:
     Investment in subsidiaries and affiliates        (2,041)                0
     Capital expenditure                              (1,799)           (2,187)
                                                -------------      -------------
        Net cash used in investing activities         (3,840)           (2,187)
                                                -------------      -------------

Cash flows from financing activities:
     Net repayment of loans and borrowings            (1,239)           (4,181)
     Proceeds from issuance of common stock              864               133
     Acquisition of treasury shares                   (3,069)           (2,055)
                                                -------------      -------------
        Net cash used in financing activities         (3,444)           (6,103)
                                                -------------      -------------

Effect of exchange rate changes on cash                 (336)             (259)
                                                -------------      -------------

Net (decrease) increase in cash
  and cash equivalents                                (2,684)           (6,815)
Cash and cash equivalents at the
  beginning of the period                             34,273            50,458
                                                -------------      -------------
Cash and cash equivalents at the
  end of the period                             $     31,589       $    43,643
                                                -------------      -------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ORTHOFIX INTERNATIONAL, N.V.


Dated: May 9, 2002                        By:   /s/  Charles W. Federico
                                             ----------------------------------
                                              Name:  Charles W. Federico
                                              Title: Group President & CEO